FOR IMMEDIATE RELEASE                                                                                                                                                                                    NEWS RELEASE

CanAlaska Uranium Commences Drilling of 20 Holes at Cree East Project

Vancouver, Canada, June 24th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”)) is pleased to report the commencement of summer operations for further intensive diamond drilling on the Cree East Project (“Project”), which is in Joint Venture with the Korea Consortium, comprising Hanwha Corp., Korea Electric Corp., Korea Resources Corp. and SK Energy Co..  The twenty drill holes, comprising approximately 9,000 metres, will be split between the targets at Zone A and Zone G, located 4.5 km apart.

CanAlaska Korea Uranium Ltd.
2010 Summer Drilling
Denison
Millenium Deposit
Areva
Cameco
Key Lake Mine
NWT
Athabasca Basin
Project Location
Alberta
Saskatchewan
Legend
Uranium Deposits
Cree East Claims
Other CanAlaska Claims
Other Mineral Dispositions
Roads
0 2.5 5 10
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Location Map 2010
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 300 000
Fig No: 1
Date: June 14, 2010
Author: TS/AS
CRE nr 14 06 2010

At Zone A, the drilling will focus on a major structural break in the conductive rocks.  Previous drill holes CRE 008 and CRE 018, located only 180 metres apart, straddle the structure.  These holes show strong brecciation and extensive hematite alteration, and elevated uranium zones in the basement rocks in CRE018.  There is a 60 metre vertical offset of the basement between these two holes (See News Release -  April 13th, 2010).

The target at Zone G was tested with one fence of four holes in winter 2010.  The final hole of this fence showed a significant offset of 34 metres between drill holes CRE030 and CRE 043.  Additionally, drill hole CRE043 showed extensive fracturation and boron enrichment above the unconformity and intercepted a 3.1 metre zone of uranium mineralization assaying 0.013% U3O8 in basement rocks from 408.6m to 411.7 metres.  Summer drilling will concentrate on the area between these two drill holes.

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President Peter Dasler commented, “The drilling at Cree East is now closely focused on well-defined targets at relatively shallow depths.  Our crew is confident that the planned summer drilling will intersect the major structures, around which we have been able to measure strong alteration, and increased uranium and base metal content.  Positive results are expected from this summer’s work program”

106°15'0"W
422000
424000
426000
428000
430000
6366000
6364000
6362000
6360000
6358000
6356000
57°22'30"N
Cree Lake
Map Area
C r e e   L a k e
ZONE A
ZONE K
ZONE I
ZONE C
ZONE D
ZONE F
ZONE J
ZONE E
ZONE H
ZONE G
Legend
2010 Summer Drilling
Existing Drill Holes
0 0.5 1 2
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Summer Drilling 2010
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 50 000
Fig No: 2
Date: June 14, 2010
Drawn by: TMS/AS
CRE nr 14 06 2010

The Summer 2010 exploration program is budgeted at Cdn$3.59 mil.  The Korea Consortium will be providing exploration funding under their existing Cdn$19mil. commitment towards a 50%  earn-in on the Project.  Following the completion of funding, The Korea Consortium will hold a 43.7% ownership interest in the joint venture, representing cumulative exploration funding of Cdn$14.32 million.

All of the samples from the Cree East Project were submitted to Acme Laboratories, Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

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About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$65 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

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